EXHIBIT 12.1

KOGER EQUITY, INC.

Ratio of Earnings to Fixed Charges

(In Thousands except Ratios)

	(For the Years Ended December 31,)
	2003	2002	2001	2000	1999
EARNINGS:
Net Income	$16,691	$16,423	$73,223	$27,153	$36,586

Adjustments:
Income tax (benefit) provision	(94)	(413)	684	(21)	187
Minority Interest	—	20	1,044	1,156	1,174
Equity in earnings of unconsolidated subsidiary	—	—	(81)	(645)	(1,099)
Interest Expense	27,784	23,252	25,204	27,268	21,893
Amortization of loan costs	1,465	1,893	908	888	836
Distributed income of equity investees	—	2,750	—	438	448
Interest capitalized	—	—	(207)	(1,059)	(3,343)
Gain on sale of assets	573	(21)	(39,189)	(6,015)	(3,851)

Earnings	$46,419	$43,904	$61,586	$49,163	$52,831

FIXED CHARGES:
Dividends on preferred stock	$1,995	$—	$—	$—	$—
Interest Expense	27,784	23,252	25,204	27,268	21,893
Interest Capitalized	—	—	207	1,059	3,343
Amortization of loan costs	1,465	1,893	908	888	836

Total Fixed Charges	$31,244	$25,145	$26,319	$29,215	26,072

RATIO OF EARNINGS TO FIXED CHARGES	1.49	1.75	2.34	1.68	2.01